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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

          For the month of February 2003
                           -------------



                                  Kookmin Bank
                                  ------------
                 (Translation of registrant's name into English)

             9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703
             ------------------------------------------------------
                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F    X       Form 40-F _____
                                        -

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____


     Note: Regulation S-T Rule 101(b)1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes _____ No    X
                                                 -





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                                 Management Plan

On February 12, 2003, Mr. Jung Tae Kim, President and CEO of Kookmin Bank, announced the following plans at Top Management Forum sponsored by the Federation of Korean Industries.

Investment in the Stock Market
------------------------------

At the Forum, Mr. Kim announced that he intends to invest up to KRW 1 trillion in stocks in line with market situations to help revive the stock market for the short term, and contribute to the further development of the national economy on a longer-term basis.

Long-term Strategy
------------------

Mr. Kim affirmed that Kookmin Bank is targeting to be one of the top 30 banks with US$25 billion of market capitalization in the world by the year 2005.

In order to realize the long-term plan, he developed "multi-specialist" strategy. In line with the strategy, he also disclosed that Kookmin Bank will concentrate on providing retail banking services and small and medium sized enterprise banking services centered upon small office and home office clients.

China Market
------------

Another plan was also disclosed that Kookmin Bank will seek various ways for expanding its business in China to obtain full benefits of the market's growth potential in the long run.

Competition with Telecommunication Companies
--------------------------------------------

Regarding telecommunication companies' entry into the banking services, Mr. Kim commented that he will prepare for, and will face, the competition staged by telecommunication companies.

[Caution]
This document contains forward-looking statements, as defined in the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect Kookmin Bank's current views with respect to future events, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from those anticipated. Although Kookmin Bank believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be attained. Kookmin Bank undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.




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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Kookmin Bank
                                            -------------------------------
                                            (Registrant)




       Date: February 13, 2003              By:    /s/ Jong-Kyoo Yoon
                                            -------------------------------
                                            (Signature)

                                            Name:  Jong-Kyoo Yoon
                                            Title: Executive Vice President &
                                                   Chief Financial Officer



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